UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FEDERAL AGRICULTURAL MORTGAGE CORPORATION
(Exact name of registrant as specified in its charter)
Federally chartered instrumentality of the United States	52-1578738
(State of incorporation or organization) 1999 K Street, N.W., 4th Floor, Washington, D.C.	(I.R.S. Employer Identification Number) 20006
(Address of principal executive offices) Securities to be registered pursuant to Section 12(b) of the Act:	(Zip Code)
Title of each class to be so registered 5.250% Non-Cumulative Preferred Stock, Series F	Name of each exchange on which each class is to be registered New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.
Securities Act registration statement file number to which this form relates: ______________ (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Not applicable
(Title of Class)
Not applicable
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
General.
This Registration Statement on Form 8-A is being filed by the Federal Agricultural Mortgage Corporation (the “Registrant”), in connection with the registration of its 5.250% Non-Cumulative Preferred Stock, Series F (the “Preferred Stock”), $25.00 par value per share.
The Farm Credit Act of 1971, as amended (the “Act”), which is the Registrant’s governing instrument or charter, may only be amended by the U.S. Congress and not by the stockholders.
Dividend Rights.
The dividend rate will be 5.250% per year (equivalent to $1.3125 per share per year). Dividends on the Preferred Stock are non-cumulative, which means that if the Board of Directors of the Registrant has not declared a dividend before the applicable dividend payment date for any dividend period, such dividend will not be paid or cumulate, and the Registrant will have no obligation to pay dividends for such dividend period, whether or not dividends on the Preferred Stock are declared for any future dividend period. If the Registrant defaults on the payment of the equivalent of six quarters of declared dividends (regardless of whether such quarters are consecutive quarters), then the holders of the Preferred Stock will have the right to elect two observers to the Registrant’s Board of Directors.
Conversion, Sinking Fund and Redemption.
The Preferred Stock is not convertible. There are no sinking fund provisions. The Preferred Stock is subject to optional redemption by the Registrant on and after October 17, 2025. On and after that date, the Registrant may redeem the Preferred Stock for cash on any dividend payment date, in whole or in part, out of legally available funds. The redemption price will be $25.00 per share plus any declared and unpaid dividends through and including the redemption date. If the Registrant redeems less than all of the outstanding shares of the Preferred Stock, shares to be redeemed will be selected by lot or pro rata (as nearly as possible).
Voting Rights.
The Preferred Stock has no voting rights, except with respect to certain amendments to the terms of the Preferred Stock. Specifically, the Registrant cannot materially and adversely affect the powers, preferences, rights, privileges, qualifications, limitations, restrictions, terms, or conditions of the Preferred Stock without the consent of the holders of two-thirds of the outstanding shares of Preferred Stock or, in the case of reductions in the dividend rate, redemption price, or liquidation preference, without the unanimous consent of all holders of the Preferred Stock.
Classification of the Board of Directors.
The Registrant’s Board of Directors consists of 15 members: five of whom are appointed by the President of the United States; five of whom are elected by the holders of the Registrant’s Class A Voting Common Stock; and five of whom are elected by the holders of the Registrant’s Class B Voting Common Stock.
Liquidation Rights.
The Preferred Stock will receive a preference over the Registrant’s Class A Voting Common Stock, Class B Voting Common Stock, and Class C Non-Voting Common Stock (collectively, the “Common Stock”) and any other junior stock as to dividends and upon liquidation, dissolution, or winding up. Upon liquidation, dissolution, or winding up, the Preferred Stock will be entitled to receive, out of any assets available for distribution to the Registrant’s stockholders, up to $25.00 per share of Preferred Stock, plus any declared and unpaid dividends through and including the liquidation payment date. Payment of this liquidation preference must be made before any payment is made to the holders of the Common Stock or any other junior stock with respect to the distribution of assets upon the Registrant’s liquidation, dissolution, or winding up. If the Registrant’s assets for distribution to its stockholders are insufficient to pay in full the aggregate amount payable to holders of the Preferred Stock and any other class or series of stock of equal priority, including the Registrant’s outstanding 5.875% Non-Cumulative Preferred Stock, Series A, 6.000% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series C, 5.700% Non-Cumulative Preferred Stock, Series D, and 5.750% Non-Cumulative Preferred Stock, Series E, upon liquidation, dissolution, or winding up, the assets will be distributed to holders of Preferred Stock and such other then-outstanding stock of equal priority pro rata, based on the amounts to which they are entitled.
Preemption Rights.
No preemption rights are conferred upon the holders of the Preferred Stock.
Liability to Assessments.
There is no liability to further calls or to assessments by the Registrant.
Restrictions on Alienability.
There are no restrictions on alienability of the Preferred Stock.
Transfer Agent.
Continental Stock Transfer & Trust Company is the transfer agent, dividend disbursing agent, and registrar for the Preferred Stock.
Item 2. Exhibits.

	Exhibit No.	Description of Exhibit
*	3.1	Title VIII of the Farm Credit Act of 1971, as most recently amended on June 18, 2020 (Previously filed as Exhibit 3.1 to Form 10-Q filed August 10, 2020).
*	3.2	Amended and Restated By-Laws of the Registrant (Previously filed as Exhibit 3.1 to Form 8-K filed May 12, 2020).
**	4.1	Certificate of Designation of Terms and Conditions relating to the 5.250% Non-Cumulative Preferred Stock, Series F.

* Incorporated by reference to the indicated prior filing.
** Filed with this report.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
REGISTRANT:
FEDERAL AGRICULTURAL MORTGAGE CORPORATION
By: /s/ Stephen P. Mullery
Name: Stephen P. Mullery
Title: Executive Vice President – General Counsel and Secretary

Date: August 20, 2020